EXHIBIT 99.43
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[GRAPHIC OMITTED]
[VERMILION ENERGY TRUST]


                                  PRESS RELEASE
       VERMILION ENERGY TRUST ANNOUNCES CASH DISTRIBUTION AND NEW WEB PAGE
                               SEPTEMBER 19, 2003


Vermilion Energy Trust (the "Trust") (VET.UN - TSX) is pleased to announce the cash distribution of $0.17 per trust unit payable on October 15, 2003 to all unitholders of record on September 30, 2003. The ex-distribution date for this payment is September 26, 2003.

The Trust would also like to advise that it has launched a new page on its website "Business Opportunities". This page lists details of opportunities available for sale or farmout. Please visit www.vermilionenergy.com for further details.

The Trust is an international energy trust that benefits from geographically diverse production. While 73% of production volumes come from high quality oil and gas reserves in Canada, the Trust also produces high-value, light oil in France. The Trust also holds a 72.2% interest in Aventura Energy Inc. a Trinidad based operation that provides capital appreciation potential for the Trust unitholders. The Trust's objective is to deliver stable distributions and maintain a strong balance sheet while reinvesting capital to maximize production and asset value for unitholders. Vermilion Energy Trust trades on The Toronto Stock Exchange under the symbol VET.UN.

For further information please contact:

Paul Beique
Director Investor Relations
2800, 400 - 4th Avenue S.W.
Calgary, Alberta  T2P 0J4
Phone:   (403) 269-4884
Fax:     (403) 264-6306
IR Toll Free:  1-866-895-8101
info@vermilionenergy.com
www.vermilionenergy.com